Exhibit (c)(13)

Project Raven Discussion Materials Goldman Sachs & Co. LLC August 13, 2019 Goldman Sachs does not provide accounting, tax, or legal advice. Notwithstanding anything in this document to the contrary, and except as required to enable compliance with applicable securities law, you (and each of your employees, representatives, and other agents) may disclose to any and all persons the US federal income and state tax treatment and tax structure of the transaction and all materials of any kind (including tax opinions and other tax analyses) that are provided to you relating to such tax treatment and tax structure, without Goldman Sachs imposing any limitation of any kind. STRICTLY CONFIDENTIAL, PRELIMINARY DRAFT AND SUBJECT TO CHANGE

Disclaimer These materials have been prepared and are provided by Goldman Sachs on a confidential basis solely for the information and assistance of the senior management of Diamond (the "Company") in connection with their consideration of the matters referred to herein. These materials and Goldman Sachs’ presentation relating to these materials (the “Confidential Information”) may not be disclosed to any third party or circulated or referred to publicly or used for or relied upon for any other purpose without the prior written consent of Goldman Sachs. The Confidential Information was not prepared with a view to public disclosure or to conform to any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and Goldman Sachs does not take any responsibility for the use of the Confidential Information by persons other than those set forth above. Notwithstanding anything in this Confidential Information to the contrary, the Company may disclose to any person the US federal income and state income tax treatment and tax structure of any transaction described herein and all materials of any kind (including tax opinions and other tax analyses) that are provided to the Company relating to such tax treatment and tax structure, without Goldman Sachs imposing any limitation of any kind. The Confidential Information has been prepared by the Investment Banking Division of Goldman Sachs and is not a product of its research department. Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, any other party to any transaction and any of their respective affiliates or any currency or commodity that may be involved in any transaction. Goldman Sachs’ investment banking division maintains regular, ordinary course client service dialogues with clients and potential clients to review events, opportunities, and conditions in particular sectors and industries and, in that connection, Goldman Sachs may make reference to the Company, but Goldman Sachs will not disclose any confidential information received from the Company. The Confidential Information has been prepared based on historical financial information, forecasts and other information obtained by Goldman Sachs from publicly available sources, the management of the Company or other sources (approved for our use by the Company in the case of information from management and non-public information). In preparing the Confidential Information, Goldman Sachs has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and Goldman Sachs does not assume any liability for any such information. Goldman Sachs does not provide accounting, tax, legal or regulatory advice. Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company or any other party to any transaction or any of their respective affiliates and has no obligation to evaluate the solvency of the Company or any other party to any transaction under any state or federal laws relating to bankruptcy, insolvency or similar matters. The analyses contained in the Confidential Information do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold or purchased. Goldman Sachs’ role in any due diligence review is limited solely to performing such a review as it shall deem necessary to support its own advice and analysis and shall not be on behalf of the Company. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses, and Goldman Sachs does not assume responsibility if future results are materially different from those forecast. The Confidential Information does not address the underlying business decision of the Company to engage in any transaction, or the relative merits of any transaction or strategic alternative referred to herein as compared to any other transaction or alternative that may be available to the Company. The Confidential Information is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of such Confidential Information and Goldman Sachs assumes no responsibility for updating or revising the Confidential Information based on circumstances, developments or events occurring after such date. The Confidential Information does not constitute any opinion, nor does the Confidential Information constitute a recommendation to the Board, any security holder of the Company or any other person as to how to vote or act with respect to any transaction or any other matter. The Confidential Information, including this disclaimer, is subject to, and governed by, any written agreement between the Company, the Board and/or any committee thereof, on the one hand, and Goldman Sachs, on the other hand. 2 STRICTLY CONFIDENTIAL, PRELIMINARY DRAFT AND SUBJECT TO CHANGE

Summary of Vail Proposal On August 13th, Vail made a proposal to Diamond outlining the following parameters for potential acquisition transaction of Raven: Diamond will exchange each of its shares of Raven’s Class B common stock for 0.0550 of a share of Vail Class A common stock — — — — Implies Raven’s Class B common stock at $8.71 per share1 Represents a 3.0% premium to 1-day spot exchange ratio and a 6.4% discount to the 30-day VWAP exchange ratio Values Diamond’s stake in Raven’s Class B common stock at $1,143mm2 Would increase Diamond’s economic ownership in Vail by 176bps (80.81% to 82.57%)3 Vail will acquire each of the outstanding shares of Raven’s Class A common stock for $14.25 per share in cash — Represents a 68.6% 1-day spot premium and a 5.0% discount to Raven’s IPO price of $15.00 per share — Among other conditions, the acquisition of Raven Class A common stock will be subject to non-waivable conditions requiring the following: –Approval of the holders of a majority of the outstanding Raven Class A common stock not owned by Diamond or its affiliates –Approval of the special committee of the Raven board of directors Source: Bloomberg as of 12-Aug-2019 1 Raven price per share implied from exchange ratio of 0.055x and Vail share price of $158.28 as of 12-Aug-2019. 2 Illustrative calculation of value of Vail shares issued to Diamond assumes Vail share price of $158.28 as of 12-Aug-2019. 3 Assumes 131.3m Raven shares held by Diamond, 330.7m Vail shares held by Diamond (300.0m Class B, 30.7m Class A) and 409.2 total Vail shares outstanding. 3 STRICTLY CONFIDENTIAL, PRELIMINARY DRAFT AND SUBJECT TO CHANGE

STRICTLY CONFIDENTIAL, PRELIMINARY DRAFT AND SUBJECT TO CHANGE

Goldman Sachs

Historical Exchange Ratio Analysis

($ in millions, except per share values)

INVESTMENT BANKING DIVISION

	As of Current (Aug-12)					
	Raven Price Per Share	Vail Price Per Share	Exchange Ratio	Implied Diamond PF Economic Ownership in Vail[1]	Implied Value to Diamond[2]	Implied Value Δ to Offer Price
Class B Offer[3]	**$ 8.71**	**$ 158.28**	**0.055 x**	**82.57 %**	**$ 1,143**	**NA**
Current (08/12/19)	8.45	158.28	0.053	82.52	1,110	(34)
5-Day VWAP	8.66	156.55	0.055	82.58	1,150	7
10-Day VWAP	9.07	163.75	0.055	82.59	1,151	8
15-Day VWAP	9.38	167.86	0.056	82.60	1,161	18
20-Day VWAP	9.49	169.89	0.056	82.60	1,160	17
30-Day VWAP	9.92	168.92	0.059	82.69	1,221	78
45-Day VWAP	10.43	170.09	0.061	82.78	1,274	131
60-Day VWAP	11.33	174.32	0.065	82.89	1,351	207
Since FYQ1'20 Earnings VWAP	10.57	170.03	0.062	82.80	1,292	149
52-Week High (Spot)	29.15	206.80	0.141	85.33	2,930	1,786
52-Week Low (Spot)	8.27	129.33	0.064	82.86	1,329	186

Source: Bloomberg as of 12-Aug-2019

[1] Assumes 131.3m Raven shares held by Diamond, 330.7m Vail shares held by Diamond (300.0m Class B, 30.7m Class A) and 409.2 total Vail shares outstanding.

[2] Illustrative calculation of value of Vail shares issued to Diamond assumes Vail share price of $158.28 as of 12-Aug-2019.

[3] Offer given as a fixed exchange ratio; Raven price per share implied from exchange ratio of 0.055x and Vail share price of $158.28 as of 12-Aug-2019.

4

Overview of Potential Collar Structures Fixed Exchange Ratio Fixed Price Floating Exchange Ratio with Symmetric Collar Fixed Exchange Ratio within Collar (Symmetric) Target receives a fixed number of Acquiror shares (per Target share); the price paid fluctuates with Acquirer share price Target receives a fixed price per share (and fluctuating number of Acquiror shares) Target receives fluctuating number of Acquiror shares (per Target share) within collar range, and receives adjusted number of shares above/below the collar Target receives fixed number of Acquiror shares (per Target share) within collar range, and receives adjusted number of shares above/below the collar Deal Structure Target receives higher value as Acquiror share price rises Target receives fewer shares Provides value certainty within the collar – Target receives fewer shares within collar, and an adjusted fixed number of shares above the collar Caps upside to Target - Target receives fixed number of shares within collar, and less shares (fixed value) above the collar Acquiror Share Price Rises Target receives same nominal value Acquiror dilution remains constant Acquiror dilution is reduced above the collar Acquiror dilution is reduced Target receives lower value as Acquiror share price falls Target receives more shares Provides value certainty within the collar –Target receives more shares within the collar, and an adjusted fixed number of shares below the collar Limits downside to Target - Target receives fixed number of shares within the collar, and more shares (fixed value) below the collar Acquiror Share Price Falls Target receives same nominal value Acquiror dilution remains constant Acquiror dilution is increased Limits Acquiror dilution below band (important to prevent crossing, e.g., vote thresholds) Acquiror exposed to incremental dilution below the collar Illustration Acquiror price Value to Target 5 STRICTLY CONFIDENTIAL, PRELIMINARY DRAFT AND SUBJECT TO CHANGE

Appendix

Historical Trading Performance Since Raven IPO Since FY2020 Q1 Earnings 200% 120.0% 30D % % 180% 110.0% 160% 140% .0% 100.0% 38.9% 120% .1)% 0% 90.0% 100% 80% 80.0% 60% 22.4)% .3)% 40% 70.0 % Apr-18 Jun-18 Sep-18 Nov-18 Jan-19 Apr-19 Jun-19 Jun-19 Jun-19 Jul-19 Jul-19 Jul-19 S&P 500 Raven Vail Raven Vail S&P 500 Source: Bloomberg as of 12-Aug-2019 Appendix 7 Indexed Price Indexed Price Pe rform ance (%) 5D 10D 15D Rave n (6.7)% (11.2)% (16.7)% (20.0) Vail 1.6% (10.9)% (13.0)% (5.3) 2 (7 ( 8. (46 STRICTLY CONFIDENTIAL, PRELIMINARY DRAFT AND SUBJECT TO CHANGE

Raven / Vail Exchange Ratio Analysis Since Raven IPO Since FY2020 Q1 Earnings 0.075x 0.23x 0.19x 0.070x 0.16x 0.065x x x 0.12x 0.060x x 0.09x x x x x x 0.055x 0.05x x 0.050x Jun-19 Jun-19 Raven / Vail 10 Day VWAP 30 Day VWAP Offer Price Jul-19 Aug-19 0.02x 5 Day VWAP 15 Day VWAP Since Q1'20 Earnings Apr-18 Jul-18 Nov-18 Feb-19 May-19 Raven / Vail IPO Avg Source: Bloomberg as of 12-Aug-2019 1 Representative exchange ratio premia calculations based on respective volume-weighted average prices for Raven and Vail. Appendix 8 Exchange Ratio Exchange Ratio 0.135 0.053 Since Q1'20 E-Ratio Pre m ia1 5D 10D 15D 30D Earnings Rave n / Vail (3.5)% (3.6)% (4.4)% (9.1)% (14. 1)% 0.062 0.059 0.056 0.055 0.055 0.055 0.053 STRICTLY CONFIDENTIAL, PRELIMINARY DRAFT AND SUBJECT TO CHANGE

Fixed vs. Floating Collar Summary Observations A collar mitigates the impact of fluctuations in the Acquiror’s share price — In a fixed exchange ratio (“fixed collar”) transaction, a collar adjusts the merger consideration in the event of significant upward or downward swings in Acquiror’s share price In a fixed price transaction (“floating collar”), a collar establishes the maximum and minimum number of Acquiror shares to be issued to the Target’s shareholders — Fixed Collar Floating Collar A fixed exchange ratio that has a price ceiling and a price floor A fixed price that has a share ceiling and a share floor If Acquiror’s share price decreases within the collar, the number of shares issued by Acquiror does not change If Acquiror’s share price decreases outside collar, it issues additional number of share If Acquiror’s share price decreases within the collar, it issues additional number of shares If Acquiror’s share price decreases outside collar, the number of shares issued by Acquiror Is capped If Acquiror’s share price increases within the collar, the number of shares issued by Acquiror does not change If Acquiror’s share price increases outside the collar, it issues fewer number of shares If Acquiror’s share price increases within the collar, it issues fewer shares If Acquiror’s share price increases outside the collar, the number of shares it issues is capped Appendix 9 Impact in the Case of Acquiror’s Share Price Rise Impact in the Case of Acquiror’s Share Price Decline Description STRICTLY CONFIDENTIAL, PRELIMINARY DRAFT AND SUBJECT TO CHANGE

Fixed Collar Value / Risk Trade-Offs Acquiror Shares to be Issued Acquiror Shares to be Issued Acquiror Stock Price Acquiror Share Price Advantages Considerations  When Acquiror’s share price increases outside collar ceiling, Acquiror delivers fewer shares Risk of additional dilution exists if Acquiror’s share price falls outside collar floor Acquiror issues fixed number of shares as long as its share price is within collar If Acquiror’s share price increases but remains within collar, higher implied value is received by Target Decrease in Acquiror’s share price below collar floor would result in additional shares to be issued to Target’s shareholders Some downside risk exists if Acquiror’s share price decreases but remains within collar Ability to share upside of increase in Acquiror’s share price is capped Target’s shareholders share in some upside if Acquiror’s share price increases but remains within collar Appendix 10 Number of Acquiror Shares to be Issued Value to Target Shareholders Target Acquiror Collar Floor Collar Ceiling Collar Floor Collar Ceiling STRICTLY CONFIDENTIAL, PRELIMINARY DRAFT AND SUBJECT TO CHANGE

Floating Collar Value/Risk Trade-Offs Acquiror Shares to be Issued Implied Value to be Received by Target Acquiror Stock Price Acquiror Stock Price Advantages Considerations Number of shares to be issued by Acquiror is capped by collar Some risk of additional dilution if Acquiror’s share price decreases but remains within collar An increase in Acquiror’s share price decreases number of Acquiror shares to be issued until collar ceiling is reached A decrease in Acquiror’s share price increases number of shares to be issued subject to collar floor Downside risk exists if Acquiror’s share price falls below collar floor Target gets to share in upside if Acquiror’s share price increases above collar cap Appendix 11 Number of Acquiror Shares to be Issued Implied Value to Target Shareholders Target Acquiror Collar Floor Collar Ceiling Collar Floor Collar Ceiling STRICTLY CONFIDENTIAL, PRELIMINARY DRAFT AND SUBJECT TO CHANGE

STRICTLY CONFIDENTIAL, PRELIMINARY DRAFT AND SUBJECT TO CHANGE

Goldman Sachs

Summary Statistics from Precedent Collars

Since 2003

INVESTMENT BANKING DIVISION

- **Among 86 transactions with collars since 2003, 80% have floating collars and 20% have fixed collars**
- **Among transactions with collars, 26% have walk-away provisions**
  - **59% available to Target only, 14% to Acquiror only, and 27% available to both**
- **No MOEs within sample have collars**

Floating Collars (N = 69)	▪ Median collar is 12% above / 12% below Acquiror's 1-day prior stock price ▪ Mean collar is 14% above / 13% below Acquiror's 1-day prior stock price ▪ Consideration: 26% stock-for-stock, 57% stock/cash combination; 17% stock/cash election
Fixed Collars (N = 17)	▪ Median collar is 17% above / 16% below Acquiror's 1-day prior stock price ▪ Mean collar is 14% above / 17% below Acquiror's 1-day prior stock price ▪ Consideration: 18% stock-for-stock; 65% stock/cash combination; and 18% stock/cash election

Collar Pricing Period	▪ 20 days and 10 days are the most common pricing periods, occurring in 44% and 26% of collared transactions since 2003, respectively
Collar Symmetry	▪ 74% of collars have been asymmetric, 17% relatively symmetric, and 8% absolutely symmetric

Source: Factset MergerMetrics for transactions greater than $200 million announced between 2003 and December 31, 2018
Note: Relatively Symmetric is defined by the upper collar range and lower collar range being within 5% of each other (but not absolutely symmetrical).

Appendix

12